Exhibit 18

Board of Directors

Kadant Inc.

One Technology Park Drive

Westford, MA 01886

The note titled Nature of Operations and Summary of Significant Accounting Policies in the notes to the consolidated financial statements of Kadant Inc. included in its Form 10-K for the year ended December 29, 2007 describes a change in the method of accounting for the valuation of certain inventories from the lower of cost, as determined by the last-in, first-out (LIFO) method, or market, to the lower of cost, as determined by the first-in, first-out (FIFO) method, or market. There are no authoritative criteria for determining a preferable inventory accounting method based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method, which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

Very truly yours,

/s/ Ernst & Young LLP

Boston, Massachusetts
March 7, 2008